PRESS RELEASE	FEBRUARY 18, 2025

Largo Appoints Co-COOs to Strengthen its Operational Leadership

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today announces a leadership transition as part of its ongoing efforts to enhance operational performance and strengthen its production strategy. Largo has promoted and appointed Mr. Gordon Babcock and Mr. Luis Rendón as Co-Chief Operating Officers ("COO"). Both executives, who recently joined the Largo operations team in other capacities, bring extensive mining sector leadership and operational expertise to Largo and will carry on with implementing operational improvements at the Maracás Menchen Mine. These promotions and appointments follow the resignation of former COO, Celio Pereira for personal reasons.

Daniel Tellechea, Interim CEO of Largo, stated: "To ensure a smooth transition and maintain our focus on strengthening operational improvements in Brazil, we have appointed Gordon Babcock and Luis Rendón as Co-Chief Operating Officers. Both have been actively engaged in our efficiency initiatives and bring deep expertise in mine management, engineering, and production optimization. Their leadership will be instrumental in advancing our operational realignment as part of our broader turnaround strategy. These leadership changes are intended to support our focus on enhancing efficiency, improving cost control, and optimizing production at the Maracás Menchen Mine. We also extend our gratitude to Celio for his contributions and wish him the best in his future endeavors."

The Co-COO structure is intended to enhance oversight of the Company's operations, with each executive assuming responsibility for distinct operational areas to improve efficiencies.

Gordon Babcock is a mining professional with over 40 years of experience in mine operations, engineering, and project development. He has held senior leadership roles at multiple mining companies, including serving as COO at Sierra Metals and Jaguar Mining, where he played a key role in driving operational efficiency and production stability. At Nyrstar, he served as Vice President and General Manager, overseeing complex underground and open-pit mining operations. Gordon has also worked as an independent consultant, advising mining companies on mine planning, operational optimization, and cost reduction strategies. Gordon holds a Bachelor of Science in Mining Engineering from Queen's University and is a registered Professional Engineer.

Luis Rendón is a metallurgical engineer with over 40 years of experience in mineral processing, plant operations, and cost optimization. He has held senior leadership roles at Sierra Metals, Compañía Minera Kolpa, and Pan American Silver, where he managed plant expansions, implemented advanced metallurgical techniques, and optimized production processes to improve efficiency and cost control. At Largo, he has been instrumental in enhancing process performance and supporting operational realignment efforts at the Maracás Menchen Mine. Luis has also worked as an independent consultant, advising mining operations on production planning and metallurgical enhancements. Luis holds a degree in Metallurgical Engineering from Universidad Nacional de San Agustín (UNSA) in Arequipa, Peru.

About Largo

Largo is a globally recognized supplier of high-quality vanadium and ilmenite products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the long-duration energy storage sector through its 50% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Alex Guthrie
Director, Investor Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the future price of commodities; costs of future activities and operations, including, without limitation, the effect of inflation and exchange rates; the effect of unforeseen equipment maintenance or repairs on production; timing of ilmenite production; the ability to produce high purity V2O5 and V2O3 according to customer specifications; the extent of capital and operating expenditures; the ability of the Company to make improvements on its current short-term mine plan; and the impact of global delays and related price increases on the Company's global supply chain and future sales of vanadium products.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy, specially in respect of the installation and commissioning of the EGPE project; the availability of financing for operations and development; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; that the Company's current plans for ilmenite can be achieved; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; that the Company will enter into agreements for the sales of vanadium, ilmenite and TiO2 products on favourable terms and for the sale of substantially all of its annual production capacity; and receipt of regulatory and governmental approvals, permits and renewals in a timely manner.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.